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                                   Exhibit 3.1

                            CERTIFICATE OF AMENDMENT
                                       OF
                            ARTICLES OF INCORPORATION
                                       OF
                             THE EMERGENT GROUP INC.

                                                            Filed August 6, 2003
DEAN HELLER
Secretary of State
101 North Carson Street, Suite 3
Carson City, Nevada 89701-4786
(775) 684-5708


              Certificate of Amendment to Articles of Incorporation
                         For Nevada Profit Corporations
          (Pursuant to NRS 72.385 and 73.390 - After Issuance of Stock)
                             - Remit in Duplicate -

1. Name of Corporation: Emergent Group Inc.

2. The articles have been amended as follows:

     RESOLVED, that the Board of Directors adopted the following resolutions and declared it advisable and the stockholders by a majority consent in lieu of a meeting approved the amendments to the Corporation's Articles of Incorporation described below in the resolutions which were submitted to the Secretary of the Corporation on August 5, 2003:

     RESOLVED, the Articles of Incorporation of Emergent Group Inc. are amended by inserting a new Article 9 so that after Article 8, there appears the following text:

               "9. On the effective date of this amendment to the Articles of Incorporation which shall be at 5:00 p.m. Daylight Savings Time on August 29, 2003 (the "Effective Date"), the Common Stock of the Corporation will be reverse split on a one-for-forty basis so that each share of Common Stock issued and outstanding immediately prior to the Effective Date shall automatically be converted into and reconstituted as 1/40 (one-fortieth) of a share of Common Stock (the "Reverse Split"). No fractional shares will be issued by the Corporation as a result of a Reverse Split. Each fractional share shall be rounded up to the nearest whole share. The par value per share of the Corporation's Common Stock shall proportionately increase from $.001 par value to $.04 par value as reflected in new Article 3." and it was further

     RESOLVED, that paragraph (a) of Article 3 of Emergent Group Inc.'s Articles of Incorporation shall be amended to read as follows on the Effective Date:

               "3. The aggregate number of shares that the Corporation shall be authorized to issue shall be ONE HUNDRED TEN MILLION (110,000,000), consisting of ONE HUNDRED MILLION (100,000,000) shares of Common Stock, par value $0.04, and TEN MILLION (10,000,000) shares of Preferred Stock, par value $0.001."




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3. That the number of shares of the Corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 67,357,827; that said change and amendment has been consented to and authorized by the written consent of stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon in accordance with NRS 78.320.2. Of the 67,357,827 shares, 35,622,872 shares or 52.9% voted in favor of said change and amendment.

4. Signatures:

By: /s/ William M. McKay
    ------------------------------
      William M. McKay,
      Secretary and Treasurer


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